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                                                                    Exhibit 99.1
[HIGHFIELDS CAPITAL LETTERHEAD]

May 31, 2002

BY FAX: 814-274-8631

Mr. Erland E. Kailbourne
Chairman and Interim CEO
Adelphia Communications Corporation
One North Main Street
Coudersport, PA 16915

Dear Mr. Kailbourne,

Highfields Capital Management LP and its funds (collectively, "Highfields") own
14.8 million shares of Class A Common Stock of Adelphia Communications Corporation ("Adelphia" and the "Company"), representing 6.5% of the Class A Shares (the "A Shares") outstanding.

Our conclusion from an analysis of Adelphia's assets, liabilities and recent disclosures is that the fair market value of the Company's assets substantially exceeds its liabilities. We believe that Adelphia can provide all of its creditors with a full recovery and maximize value for shareholders if it reorganizes itself in an orderly fashion. The Company is currently facing insolvency by dint of a liquidity crisis, not a lack of asset value.

We understand that Adelphia is rushing to sell some of its most valuable assets in an effort to stay afloat in the near term. This is a shortsighted mistake that will result in the satisfaction of near-term liabilities at the expense of all other creditors and shareholders alike. The piecemeal sale of assets on a hurried and distressed basis is tantamount to "burning the furniture to keep the house warm" and will result in a huge permanent loss of value. While this may be satisfactory to a few interested parties, it serves their purpose at the expense of all others, who will suffer a loss of security and value that will instead accrue to future owners of the Company's assets. This is unnecessary and highly inappropriate.

To maximize value for all stakeholders it is first necessary to create a stable environment where Adelphia's assets can be sold for the premium prices they should properly command. Given the desirability of the Company's assets we urge you to put the entire company up for sale and hire bankers to conduct an orderly sale process. This will instill confidence in Adelphia's creditors that they will be paid in full and in a much shorter time frame than would be achievable in a bankruptcy proceeding. We would expect appropriate waivers allowing for this process to be forthcoming.

To be clear, we believe that the sale of any of Adelphia's assets, and in particular its prized Los Angeles holdings, without the benefit of a full auction conducted in the absence of severe time pressure, will do irreparable harm. Investors expect and demand that you exercise better judgment and common sense than your recent actions suggest.

We are increasingly disturbed by the apparent lack of leadership at Adelphia. It is unclear who, if anyone, is protecting investors' interests. Evidence to date suggests that you and the Board

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are contemplating near-term actions that may shield yourselves from liabilities created by the former controlling shareholders, rather than making thoughtful efforts to maximize the value for all current creditors and shareholders.

In light of the magnitude of our ownership and the seriousness of the circumstances, we expect to hear from you shortly regarding the Board's plans for creating a more settled environment than the present chaos in which to reorganize Adelphia's affairs. Only by doing so will you instill confidence among the various investor groups that each is being served, not at the expense of one another, but rather, by realizing full and fair values for Adelphia's assets in an orderly and expeditious manner. Having been a steward of these assets during the years in which prior management was pillaging the Company for its own benefit, you owe us nothing less.

We look forward to speaking with you. In the interim we trust that you will share a copy of this letter with your fellow Directors.


Sincerely,

/s/ Jonathon S. Jacobson                                  /s/ Richard L. Grubman

Jonathon S. Jacobson                                      Richard L. Grubman
Managing Director                                         Managing Director